Filed by SunCoke Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SunCoke Energy Partners, L.P.

Commission File No.: 001-35782

Date: October 31, 2016

The following is the transcript of the investor conference held on October 31, 2016 by SunCoke Energy, Inc., in connection with the announcement of a proposed business combination transaction with SunCoke Energy Partners, L.P.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

This document is not a solicitation of a proxy and does not constitute an offer to sell any securities. Any such offer will be made only by means of a prospectus, and only if and when a definitive agreement has been entered into by SunCoke Energy, Inc. (“SXC”) and SunCoke Energy Partners, L.P. (“SXCP”), pursuant to a registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). If the proposed merger is approved, a registration statement of SXC, which will include a proxy statement of SXC, an SXC prospectus, an information statement of SXCP and other materials, will be filed with the SEC.

IF AND WHEN APPLICABLE, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SXC, SXCP AND THE PROPOSED MERGER.

If and when applicable, investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing information about SXC and SXCP, without charge, at the SEC’s website at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of SXC or SXCP at the following:

SunCoke Energy, Inc.	SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600	1011 Warrenville Road, Suite 600
Lisle, IL 60532	Lisle, IL 60532
Attention: Investor Relations	Attention: Investor Relations
Phone: 630-824-1907	Phone: 630-824-1987
E-mail: investorrelations@suncoke.com	E-mail: investorrelations@suncoke.com

PARTICIPANTS IN THE TRANSACTION

If and when SXC and SXCP have entered into a definitive merger agreement, SXC, SXCP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by such an agreement. Information regarding directors and executive officers of SXCP’s general partner is contained in SXCP’s Form 10-K for the year ended December 31, 2015, which has been filed with the SEC. Information regarding SXC’s directors and executive officers is contained in SXC’s definitive proxy statement dated March 23, 2016, which is filed with the SEC. A more complete description will be available in the registration statement and the related proxy statement/prospectus if and when filed.

FORWARD-LOOKING STATEMENTS

Some of the statements included in this document regarding the proposed business combination transaction between constitute “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended). Forward-looking statements include all statements that are not historical facts and may be identified by the use of such words as “believe,” “expect,” “plan,” “project,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions

There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, SXC shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability of SXC to successfully integrate SXCP’s operations and/or employees; the ability to realize anticipated synergies and cost savings; and the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors.

Forward-looking statements are inherently uncertain and involve significant known and unknown risks and uncertainties (many of which are beyond the control of SXC) that could cause actual results to differ materially. Such risks and uncertainties include, but are not limited to domestic and international economic, political, business, operational, competitive, regulatory and/or market factors affecting SXC, as well as uncertainties related to: the ability to achieve revenue growth; technological developments; capital and credit markets conditions; inflation rates; interest rates; pending or future litigation, legislation or regulatory actions; liability for remedial actions or assessments under existing or future environmental regulations; gains and losses related to acquisition, disposition or impairment of assets; recapitalizations; access to, and costs of, capital; the effects of changes in accounting rules applicable to SXC; and changes in tax, environmental and other laws and regulations applicable to SXC’s businesses.

Forward-looking statements are not guarantees of future performance, but are based upon the current knowledge, beliefs and expectations of SXC management, and upon assumptions by SXC concerning future conditions, any or all of which ultimately may prove to be inaccurate. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. SXC does not intend, and expressly disclaims any obligation, to update or alter its forward-looking statements (or associated cautionary language), whether as a result of new information, future events or otherwise after the date of this document except as otherwise required by applicable law. In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, SXC has included in its filings with the SEC cautionary language identifying important factors (but not necessarily all the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by SXC. For information concerning these factors, see SXC’s Securities and Exchange Commission filings such as its annual and quarterly reports and current reports on Form 8-K, copies of which are available free of charge on SXC’s website at www.suncoke.com. All forward-looking statements included in this press release are expressly qualified in their entirety by such cautionary statements. Unpredictable or unknown factors not discussed in this release also could have material adverse effects on forward-looking statements.

S&P CAPITAL IQ MCGRAW HILL FINANCIALSunCoke Energy Inc. NYSE:SXC M&A Call Monday, October 31, 2016 1:00 PM GMT CALL PARTICIPANTS 2 PRESENTATION 2 QUESTION AND ANSWER 6

SUNCOKE ENERGY INC. M&A CALL OCT 31, 2016

Call Participants

EXECUTIVES

Frederick A. Henderson

Chairman, Chief Executive Officer,

President and Chairman of Executive

Committee

Kyle Bland

Director, Investor Relations

ANALYSTS

Andrew Reuben Midler

Savitr Capital, LLC

Brett Matthew Levy

Jefferies LLC, Fixed Income Research

Donald Steinmann

Advanced Financial Management

Jonathan Weber

Quad Financial Group LLC

Lee Richards McMillan

Clarksons Platou Securities, Inc.,

Research Division

Lucas Nathaniel Pipes

FBR Capital Markets & Co.,

Research Division

Micah Feitz

ADK Capital LLC

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SUNCOKE ENERGY INC. M&A CALL OCT 31, 2016

Presentation

Operator

Good morning. My name is Sharon, and I will be your conference operator today. At this time, I would like to welcome everyone to the SunCoke Investor Conference Call. [Operator Instructions] Thank you.

Mr. Kyle Bland, Director of Investor Relations, you may begin your conference.

Kyle Bland

Director, Investor Relations

Thanks, Sharon, and good morning, and thank you for joining us to discuss SunCoke Energy’s proposed simplification transaction. With me are Fritz Henderson, our Chairman, President and Chief Executive Officer; and Fay West, our Senior Vice President and Chief Financial Officer.

Following the remarks made by management, we will open the call for Q&A. This conference is being webcast live on the Investor Relations section of our website and a replay will be available for a few weeks. If we don’t get to your questions on the call today, please feel free to reach out to our Investor Relations team.

Before I turn the call over to Fritz, let me remind you that the various remarks we make on today’s call regarding future expectations constitute forward-looking statements and the cautionary language regarding forward-looking statements in our SEC filings apply to the remarks we make today. These documents are available on our website as are reconciliations of any non-GAAP measures discussed on today’s call.

Before I move forward, I want to draw your attention to the important notice to investors on Slides 2 and 3.

And with that, I’ll turn the call over to Fritz.

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

Thanks, Kyle. Thanks to all of you for joining us this morning. We’re pleased today to announce what we view here as an important transformational, and as Kyle mentioned, simplification transaction for SunCoke Energy and SunCoke Energy Partners stakeholders.

Before moving forward, however, I want to reflect on the SunCoke journey since spinning out SXCP into a publicly-traded MLP. When we completed the public offering of SXCP in January of 2013, the partnership was established to function as a financing vehicle to fund growth for the organization, both for SunCoke Energy Partners as well as for SunCoke as the general partner and majority unitholder.

Early on, we enjoyed success with coke asset drop-downs, where we dropped down all but 2% of our assets of Middletown, Haverhill, and then ultimately Granite City, as well as augmenting those with the addition of our coal logistics terminals beginning late 2015. The structure was working as expected. While we benefited a great deal from this structure, as the market evolves we need to commit to evolve ourselves to make sure that we have the right structure in place going forward to support: first, creation of value for our shareholders; and second, to support growth initiatives longer term. As such for some time, we’ve been carefully evaluating our MLP structure. We believe now is the right time to structurally simplify the business to best position us for future success.

When we saw the storm in the steel, coal and energy markets later in 2015, our yield at SXCP widened significantly and made the MLP financing currency frankly non-economic, it was not a viable currency to finance growth. As we sit here today, things have recovered quite significantly, but we still do not have an MLP that can support the financing of growth going forward.

And with that, we’ve made a proposal to the SXCP Conflicts Committee to acquire all of the outstanding public units of SXCP in a 100% stock-for-unit transaction. Our offer to the Conflicts Committee includes, as we note on Chart 4, 1.65 shares of SXC stock in exchange for each unit of SXCP, representing a 5% premium to Friday’s closing price, or roughly a 9% premium when excluding the $0.594 distribution declared on October 18.

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Additionally, at the close of the transaction, which we anticipate could be in mid-2017, it is management’s intention to initiate an attractive and sustainable $0.0625 quarterly dividend per share or $0.25 per share annually on the SXC shares. We believe this transaction will provide significant value to SXC shareholders, which I want to talk about more on the next chart.

Looking at Slide 5, we believe the transaction will provide a number of benefits to both SXC shareholders as well as SXCP unitholders, who will become approximately a 35% shareholder in the combined company longer term.

First and foremost, the transaction is expected to be immediately accretive to SXC shareholders on a cash flow per share basis. We’ll go through the math on the next page but, based on our proposal of this transaction, it’s expected to generate approximately a little bit more than the 70% cash flow accretion per share. The transaction will also result in significant realizable cash flow synergies driven by tax and cost efficiencies. Additionally, there are several shareholder friendly benefits that will help to streamline governance and will result in improved trading performance in the combined shareholder base longer term.

By eliminating the public unitholder distribution at SXCP, it’s about $50 million per annum at the current distribution rate, we will be positioned with much greater financing flexibility. We intend to use our cash flow — our excess cash, excuse me, to first establish a dividend; second, further reduce leverage and do so more quickly; and finally, pursue growth projects with a broader lens. Ultimately, this flexibility better positions us to properly allocate capital for the most value-enhancing activities for our shareholders longer term.

With the MLP qualifying income limitations on growth eliminated, as I mentioned before, we are able to look at growth with a broader lens. We’re able to pursue a broader set of targets in the areas where we have product and/or customer adjacencies. As I think about it, we can continue to look at coal logistics as part of our core business, but we can look at targets for growth that involve valuations that are more reasonable relative to our own valuation, number one. And number two, do so with a lower risk profile.

And finally, the SXCP unitholders will be provided with an attractive premium and the opportunity to benefit from the upside of our continuing progress growing the SunCoke business and improving operations.

Let me provide a little more color on each of these critical benefits, starting on Slide 6. As you see on the slide, we expect the transaction to provide approximately 74% accretion per share to SXC shareholders. On the chart, we’ve outlined the illustrative impact the transaction would have on cash flow per share, importantly based on our 2016 guidance. Starting with the status quo cash available for per share distribution of $0.73, you can see a significant portion of the transaction accretion, or $0.97, is driven by our purchase of SXCP cash flow, both the public unitholder distribution and the excess undistributed cash generated at the partnership level, frequently referred to as coverage.

Synergies, both tax and public company cost savings, totaled approximately $16 million per year or $0.25 per share and, after backing out the impact of the share per unit exchange, you arrive at $1.27 per share, or 74% accretion. For further information, we provided a detailed reconciliation in the appendix, which again is largely based on our 2016 guidance.

Finally, as noted on the chart, going forward, there are a handful of organic opportunities within the business that can generate further cash flow growth, which could boost our cash available for allocation in the future.

Turning to Slide 7 and looking at transaction synergies, you can see the buildup of $16 million in the annual cash transaction synergies per annum. For us, this is a meaningful number and is primarily driven by 3 items: First, simplifying the structure will result in the elimination of what’s known as remedial income benefits that SXC provides to the public unitholders. Effectively, this is the elimination of the additional income that was allocated to SXC in order to provide the tax shield to SXCP public unitholders. This is approximately $7 million to $8 million per year of cash flow benefit. Second, because the transaction is taxable to SXCP unitholders, SXC will be receiving a tax basis step-up. Think of this as additional tax depreciation to SXC. And finally, we expect to achieve about $2 million in cost reductions driven by the elimination of certain public company expenses at the MLP.

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On top of these immediate and recognizable cash flow benefits, there are numerous shareholder friendly benefits as a result of the combined structure as well: First, there’s streamlined governance, namely the elimination of our dual board structure; second, access to a broader pool of capital as a larger consolidated company with an increased investor base, larger market cap, and improved trading liquidity; and finally, more simplified financial reporting, making our story at SunCoke easier to understand, easier to value and easier to digest.

Turning to Slide 8, another critical benefit to the potential transaction is the increased financial flexibility that a consolidated SunCoke would enjoy. The cash flow of savings from the removal of the public unitholder distribution and transaction synergies would be used to first establish an attractive and sustainable dividend at the SXC level. Second, to reduce debt to within our lower longer-term leverage target at 3.0x to 3.5x and to do so more quickly. Third, to pursue accretive M&A or organic growth projects. And finally, to the extent we have excess cash beyond that, to return additional capital to shareholders. This capital allocation flexibility is further enhanced by the changes to the structure. We’re no longer dependent on the fluctuating MLP equity market to fund growth. And this improves the overall debt capacity at the SXC level as well.

Turning to Slide 9, simplifying the structure to a single C-Corp will expand the universe of growth opportunities for SunCoke going forward. More importantly, by removing the qualifying income constraint, we open up both customer and product adjacencies where SunCoke can add value to an acquisition or greenfield project from day one. We call these first-level adjacencies, and we have some examples in the chart. We have customer adjacencies, where we would be doing business with the same customers that we support today, or we have product adjacencies.

In our business, we basically produce, handle and ship carbon products. That’s what we do and what we’re good at. We can potentially add value to an acquisition in verticals such as these verticals that are noted on the chart. And obviously to the extent there are attractive bolt-on opportunities in coke and coal logistics, we’ll continue to extend and grow those two platforms as well. These areas all align with our core competencies and where we think we can bring a cost of capital advantage. In effect, we look at a broader lens of opportunities where the valuation, we believe, would be more reasonable relative to our own valuation. Number two, because we have seen as we’ve looked at growth opportunities in the MLP space in the past, we’ve seen valuations which were not affordable to us. And then finally, we can do so in a lower risk way.

So switching gears, looking at Slide 10, there are several steps we need to take in order to finalize this transaction. First and foremost, we must negotiate and execute a deal with the SXCP Conflicts Committee. We’ve made our proposal and expect to engage with the committee and its advisers over the next few weeks. Once we have an agreement in place, there will be a proxy registration statement with the SEC with a review period. And ultimately, we’ll need SXC shareholder approval to issue shares for the exchange for SXCP units. All of this is to say we have a ways to go. But if all goes right, we expect to be able to close the transaction by mid-2017.

So stepping back and looking at Slide 11 to summarize the transaction, we believe this is an important transaction for both SXC shareholders and SXCP unitholders to unlock and highlight the full value of the enterprise.

As I think about the MLP and what we did in 2017 — 2013, excuse me — the MLP is in its core a financing vehicle. When it’s working, it’s intended to finance and support growth. MLPs generally distribute approximately 85% of their cash flows to unitholders, do so in a tax-advantaged way. It’ll raise capital, both equity and debt, normally in about a 50-50 ratio to fund growth. This is the structure that we put in place in 2013, and it worked until about mid-2015. But there are costs to that structure. The costs are multiple — a governance structure which is more complicated, a structure that requires investors to understand both the GP upstairs as well as the MLP downstairs, and there are tax costs to the structure. When the MLP is generating a favorable cost of capital, those costs are acceptable, since these are costs that you’re willing to bear. But when the MLP is not functioning, which it hasn’t been for quite some time for us, it’s important that we in looking at creating shareholder value, that we look at addressing those costs. And in this case, led us to the conclusion that we would be best served today on behalf of shareholders simplifying the structure. The structure itself — if we proceed with this and receive all the required approvals, we think this creates a SunCoke, which can, as we’ve said before, we can both generate the benefits that we see in the transaction, but the company will be easier to understand and much easier for investors to value.

With that, I’d like to open up the call for Q&A.

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Question and Answer

Operator

[Operator Instructions] Your first question comes from Brett Levy from Loop Capital.

Brett Matthew Levy

Jefferies LLC, Fixed Income Research

Congratulations on the simplifying transaction. I guess the question might be to start off — to what extent has the appreciating shares at SXC relative to SXCP driven this transaction? And do you see any risk of, over the period of approval, if there is a backoff in met coal prices that this transaction might sort of change in any significant way?

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

Thanks, Brett. Good morning. I would say, as we look at valuation exchange ratio, as we’ve considered the transaction, it’s obviously something you watch. But I would say we just felt like today is the right time to consider this. I guess it was a little bit over a week ago that we released our earnings for the third quarter. It was important that we get that behind us. And this is something we’ve been considering. We just felt that now was a good time for us to proceed with the transaction. Your second question on changes in the environment met coal, what might happen. I would say no. Because those sorts of changes generally affect both SunCoke Energy and SunCoke Energy Partners. So we could talk probably forever about what might happen in the environment but I would say, looking today, I don’t see any reason why it would disproportionately affect one or the other of the enterprises.

Brett Matthew Levy

Jefferies LLC, Fixed Income Research

And then in terms of like additional financing beyond sort of a stock swap, is there any debt that’s going to be refinanced? Do you need consents from banks or bonds or anyone else like that to kind of get this across the finish line?

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

With the structure we have in place today, we anticipate we need consent from the SXCP revolving credit group, including the term loan lenders. We anticipate that we will be able to receive support from that group. We don’t require any other approvals within the creditor base.

Brett Matthew Levy

Jefferies LLC, Fixed Income Research

And is there — upon completion of this transaction — last question, and then I’ll pass it to Don. Upon completion of this transaction, is there any piece of debt that just gets refinanced?

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

As the structures we’ve outlined today, no.

Brett Matthew Levy

Jefferies LLC, Fixed Income Research

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SUNCOKE ENERGY INC. M&A CALL OCT 31, 2016

Thanks a ton, guys, and congratulations.

Operator

Your next question comes from Lee McMillan from Clarksons.

Lee Richards McMillan

Clarksons Platou Securities, Inc., Research Division

Good morning, everybody. Congratulations as well. I just had one question. I hate to sort of ask you to repeat yourself but, on Slide 7, I just want to make sure I understand the remedial income and the tax basis step-up. Can you walk us through that just one more time, please?

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

Yes. I can — so a couple of things. First, remember that we were spun out of Sunoco. So we were spun off. We were the child of a tax-free spin. Sunoco availed itself of the basis in much of the investments that we had on the balance sheet of the company. So we have generally low tax bases in our assets. When we took the MLP public in 2013, we provided what would be considered customary benefits to the MLP unitholder. And the way we did that was through remedial income, where we allocated tax benefits to the MLP unitholder and, in exchange, we allocated taxable income or remedial income to the SXC shareholder basically. That’s called remedial income and if we proceed with this transaction, we remove that allocation. And then the second thing you do as you buy back the units, it’s a taxable transaction to the unitholder, and we step up the basis for the purchase price.

Lee Richards McMillan

Clarksons Platou Securities, Inc., Research Division

O.K., got it. That makes sense. Thank you, that’s great.

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

Thank you.

Operator

Your next question comes from Andrew Midler from Savitr.

Andrew Reuben Midler

Savitr Capital, LLC

Good morning. Fritz, I must say, listening to this call, I’m struck by the notion that the call was full of reasons why this makes sense for SXC shareholders, specifically, namely that the SXCP is no longer a good financing vehicle for SXC. But the only thing I heard on the call — the only reason I heard that this makes sense for SXCP shareholders is that the structure is confusing. So all of a sudden this is now a too confusing structure for the shareholders. And the problem here is that the SXCP shareholders are now different than the SXC shareholders. And I don’t hear a good reason that you’ve given. The management of SXCP has done a very good job over the last year in deleveraging the balance sheet. The yield is, still even with this rally over the last few months, 14%, with a coverage of about 1.2 or higher. So it’s a sustainable dividend. And it stands out in the MLP universe for the distribution level. So it looks very undervalued, and you’re only offering to pay a 5% premium. I understand why this makes a lot of sense for SXC. I do not understand why this valuation makes any sense for the SXCP shareholders, and you haven’t given any. It’s undervalued. Frankly, I’m very concerned by this — that it’s — you’re actually — this represents the interest of SXCP shareholders. I think you’re trying to steal it.

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Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

Andrew, good morning. Thank you, by the way, for your comments about effective management. It is the same management team that manages both SXCP and SXC. So I very much appreciate those comments. Now back to your point. Two things that accrue to the benefit of the SXCP unitholders: one, obviously, is the premium of the transaction; and two, the SXCP unitholder becomes the 35% shareholder of SXC when the transaction closes. So the benefits that accrue for SXC shareholders also accrue to the benefit of SXCP unitholders.

Andrew Reuben Midler

Savitr Capital, LLC

Yes, but — yes, Fritz, the problem is there is not another MLP with a sustainable dividend yielding over 10. This yield now yields 14. So I would argue that the SXCP units are 40% undervalued and you’re offering a 5% premium. So sure once it’s purchased — for SXC shareholders, but again, I’ll make the comment, you’re trying to steal the shares… it’s way undervalued. And now if the yield were in the single digits and you offer 5% premium, perhaps it makes sense. At this valuation, it just makes no sense. I challenge you to show me how the SXCP shares are undervalued by only 5% in the comparative universe of MLPs.

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

So Andrew, you’re entitled obviously to your opinion. I think what I would…

Andrew Reuben Midler

Savitr Capital, LLC

I asked you a reasonable question, I mean, you and the management team have set the valuation at your offering. And as you said, you represent both shareholders. So I think it’s a reasonable question for me to ask you. How is this a fair price in the MLP universe at a 14% yield to offer a 5% premium?

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

So Andrew…

Andrew Reuben Midler

Savitr Capital, LLC

Very simple and straightforward question, Fritz.

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

If you cut me off again…

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Andrew Reuben Midler

Savitr Capital, LLC

And if an SXCP shareholder wants to buy SXC, they can buy SXC. They get a 4% yield, which is what I think it’s yielding now. We have a 14% — 14.05% yield. How does that make sense for an SXCP shareholder in the MLP world today? Fair question.

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

So, Andrew, you’ve now cut me off five times. I think, at this point, I have answered your question. We’re going to go to the next one.

Operator

Next question comes from Don Steinmann from Advanced Financial Management.

Donald Steinmann

Advanced Financial Management

Just one question. What is going to happen with the LP dividend until the transaction closes?

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

Good question. We haven’t — we’ve recently declared the distribution for the third quarter on October 18. Haven’t made any decisions with respect to the prospective distributions going forward.

Donald Steinmann

Advanced Financial Management

O.K. Thank you.

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

You’re welcome.

Operator

Next question comes from Lucas Pipes from FBR & Company.

Lucas Nathaniel Pipes

FBR Capital Markets & Co., Research Division

O.K.… Good morning. So a quick question on the strategy of SXC once the transaction closes. Can you share with us where your priorities are going to lie in terms of paying down debt versus growth? I think, in one of the slides you did have sort of a pie chart showing growth initiatives. I’d be curious in what way those would be funded, especially — with the additional debt from SXCP? And then, of course, not having that MLP currency?

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Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

Lucas, what I would say is that our priorities are, as we’ve noted in the chart, I would say one, obviously, the establishment of the dividend at the SXC level; two, we would like to move ourself down into 3.0x, 3.5x debt-to-EBITDA from where we are today, which is between 3.5x and 4.0x, that’s very high in my list to do. And we can do it relatively quickly with the cash flows that are generated from the transaction. And then as we look longer term in terms of growth, we do think this is a simplified structure with more routine earnings, basically. If you think about what an MLP does, it distributes 85% of the cash flow and then raises capital, whether it’s debt or equity, in order to finance growth. We move to a more traditional C-Corp structure. C-Corps generally retain a certain amount of their earnings in order to support growth as well. So I do think the transaction facilitates effective capital allocation. And moreover, as I said on the chart, I think it allows us to look at growth in a more measured and lower risk way. I guess the last point, if you think about priorities though, establishing the dividend, bringing our leverage down within the 3.0x to 3.5x, which we can do relatively quickly, while we continue to evaluate growth opportunities.

Lucas Nathaniel Pipes

FBR Capital Markets & Co., Research Division

Got it. That’s helpful… I appreciate it.

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

Thank you.

Operator

Next question comes from Jonathan Weber from Quad Financial.

Jonathan Weber

Quad Financial Group LLC

Thank you for taking my call… My question — I kind of agree with Andrew. I’m a unitholder of SXCP, and I really kind of don’t want SXC’s shares. But here is my question, does the offer guarantee the $17.90 in value? Or does it guarantee the number of shares that SXCP shareholders get of SXC?

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

Number of shares.

Jonathan Weber

Quad Financial Group LLC

Okay. So if SXC shares tank, if they go down, I’m getting a lower value?

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

Well we’re not predicting where they’re going to go. But you’re going to receive 1.6 shares — 1.65 shares, excuse me. So the market — we will see where the markets go over the next number of months.

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SUNCOKE ENERGY INC. M&A CALL OCT 31, 2016

Jonathan Weber

Quad Financial Group LLC

I got to say, I kind of agree with Andrew on this.

Operator

Your next question comes from Micah Feitz from ADK Capital.

Micah Feitz

ADK Capital LLC

Good morning, gentlemen… Thank you for the call. I just — look, Ryan Rendino has been great. You guys have been great. Very open over the last couple of years, as we’ve dealt with some tumultuous ups and downs. We were just starting to get comfortable with the value add of Convent. We’ve all the value in the other facilities, and we think Convent can generate an incremental $20 million or $30 million of EBITDA that we’re not getting compensated for as SXCP unitholders. So I strongly agree with the other folks that we are getting a little bit of a raw deal here. Can you comment on the upside from Convent?

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

Well, we’ll talk about Convent more when we talk about our game plan for 2017. I’ll just make a comment. If you look at the MLP, as I look at the situation from 2016’s perspective, the MLP at one point traded at $5.15 earlier this year. So we were trading at a 46% yield. What we’ve done is we basically preserved the distribution on a quarterly basis. In prior quarters, we provided parental support in order to reduce leverage at the MLP. We’ve accomplished our deleveraging goals. And so we went through 2016, and we took every action we could in order to prudently manage the business on behalf of both SXCP unitholders and SXC shareholders. What we…

Micah Feitz

ADK Capital LLC

Fritz, I…

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

Let me finish.

Micah Feitz

ADK Capital LLC

I hear you. You don’t need to snap at me.

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

Okay, I’m sorry. Andrew cut me off five times. The units have risen to $16.80 a unit — $16.90, excuse me, on Friday. We’ve been pleased with how that’s proceeded. On the other hand, we’re still sitting with a 14% yield, and the structure itself can’t support growth — it just can’t. So, ultimately, what is the fair deal for the SXCP unitholder? We’ve made an offer to the Conflicts Committee. We need to negotiate a transaction with the SXCP Conflicts Committee. We made the offer public this morning, because we wanted to get input from both SXCP unitholders, which I’m receiving this morning, and SXC shareholders. It’s important that we get that input, which we’re going to get as a result of making it public.

Ultimately, we have to negotiate something that’s fair for both parties.

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SUNCOKE ENERGY INC. M&A CALL OCT 31, 2016

Micah Feitz

ADK Capital LLC

Okay. Perfect. I was just — look, you guys have been great. And I just wanted to make sure that we’re on a positive trajectory. We’re excited about Convent. We think a lot of stuff was flowing through that could compress this yield closer to the rest of the MLP universe, and that was it. So earlier this year, when SXCP was in the tank along with SXC, the ratio was a lot higher. So you’re taking a ratio of 1.65 that was over — that was since the get go. That ratio has been a lot higher than 1.65 over the last couple of years. It was much lower at the beginning, it was much higher recently. So let’s just throw that out there as well. Last question, Fritz, why is it going to take until next year — mid next year?

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

Well, we have to negotiate a transaction, and then ultimately, we have to put together a proxy statement and ask for an SXC shareholder vote. That process we think will take until about mid-2017.

Micah Feitz

ADK Capital LLC

O.K. I appreciate it. Thank you.

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

Thank you.

Operator

We have no further questions at this time.

Frederick A. Henderson

Chairman, Chief Executive Officer, President and Chairman of Executive Committee

All right. Well, again, thanks very much. Appreciate both SXC shareholders and SXCP unitholders getting on the phone with such short notice. We’re excited about the transaction. We think it make sense for both SXC shareholders and SXCP unitholders. We’ll keep focused on the business first, and second, on trying to bring this matter to closure. Thank you very much.

OperatorThis concludes today’s conference call. You may now disconnect.

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SUNCOKE ENERGY INC. M&A CALL OCT 31, 2016

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